06006970

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52282

AB 3/29/06

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Investment Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 Ponce De Leon Blvd., Suite 340
(No. and Street)

Coral Gables, (City) Florida (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Escobio, President 305-446-4800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

Financial Statements

Capital Investment Services, Inc.

December 31, 2005

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins
Jennifer L. Christensen

Independent Auditor's Report

Board of Directors
Capital Investment Services, Inc.
Coral Gables, Florida

We have audited the accompanying statement of financial condition of Capital Investment Services, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Investment Services, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2005, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

February 9, 2006

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

CAPITAL INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 1,338,746
Commissions receivable	51,123
Securities owned, including restricted securities of $391,766	3,970,141
Due from clearing broker	13,760
Other receivables	108,036
Prepaid expenses	542
Leasehold improvements and office equipment, at cost, less accumulated depreciation of $14,908	321
Loan to parent, including accrued interest of $117,377	1,876,213
Deferred tax asset	18,263
	$ 7,377,145

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 19,273
Commissions payable	530,214
Income taxes payable	175,950
Note payable	393,121
	1,118,558
Stockholder's equity:	
Common stock, $1 par value, 100,000,000 shares authorized, 345,000 issued and outstanding	345,000
Additional paid-in capital	5,728,365
Retained earnings	185,222
	6,258,587
	$ 7,377,145

See notes to financial statements.

CAPITAL INVESTMENT SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions, net of clearing charges	$ 2,087,945
Trading income	1,050,635
Consulting income	100,342
Foreign exchange fees	628,429
Placement fees	626,773
Interest and dividend income	230,246
Other miscellaneous income	33,334
	4,757,704
Expenses:	
Commissions	3,352,356
Selling, general and administrative	997,048
	4,349,404
Net income before income tax provision	408,300
Income tax provision	167,486
Net income	$ 240,814

See notes to financial statements.

CAPITAL INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-In	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balances, January 1, 2005	345,000	$345,000	$ 87,407	$ (55,592)	$ 376,815
Capital contributions	-	-	5,640,958	-	5,640,958
Net income	-	-	-	240,814	240,814
Balances, December 31, 2005	345,000	$345,000	$ 5,728,365	$ 185,222	$6,258,587

See notes to financial statements.

CAPITAL INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 240,814
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	2,629
Loss on disposal of assets	2,162
Deferred tax asset	(8,531)
Accrued interest income	(117,377)
Changes in operating assets and liabilities:	
Decrease in commissions receivable	88,591
Increase in securities owned	(3,883,130)
Decrease in due from clearing broker	26,669
Increase in other receivables	(108,036)
Decrease in employee advances	16,408
Increase in prepaid expenses	(542)
Increase in accounts payable and accrued expenses	10,567
Increase in commissions payable	476,461
Increase in income taxes payable	175,950
Total adjustments	(3,318,179)
Net cash used by operating activities	(3,077,365)
Cash flows from investing activities:	
Loan to parent and net cash used by investing activities	(1,758,836)
Cash flows from financing activities:	
Proceeds from note payable	400,000
Payments on note payable	(6,879)
Capital contributions	5,640,958
Net cash provided by financing activities	6,034,079
Net increase in cash and cash equivalents	1,197,878
Cash and cash equivalents, beginning of year	140,868
Cash and cash equivalents, end of year	$ 1,338,746

See notes to financial statements.

CAPITAL INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Capital Investment Services, Inc., a Florida corporation (the "Company"), was organized on June 10, 1999. The Company is registered as an introducing broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"), and National Futures Association ("NFA"). The Company uses a fully disclosed basis of operations. Under this basis, it forwards as a broker all transactions and accounts to another broker who carries all the accounts of such customers and maintains and preserves such books and records as are customarily kept by a clearing broker. Pershing, LLC currently performs the transaction clearing functions and related services for the Company. The Company is a wholly-owned subsidiary of Southern Trust Securities Holding Corporation ("STSHC").

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

The Company records all securities transactions, including commission revenue and related expenses, on a trade-date basis.

Cash and cash equivalents:

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash. Cash equivalents consist of money market funds maintained at banks.

Property and equipment:

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income taxes:

The Company's taxable income or losses are included in the consolidated income tax returns of STSHC. Current and deferred income taxes are allocated to members of the consolidated group as if each member were a separate taxpayer.

1. Nature of operations and summary of significant accounting policies – continued:

Income taxes – continued:

Income taxes are determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Deferred tax benefits and assets primarily result from commissions payable to a stockholder that are deducted for book purposes but deferred for tax purposes.

Concentration of credit risk:

Pursuant to its agreement with its clearing brokers, the Company is liable for amounts uncollected from customers introduced by the Company.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2005, the Company had excess net capital of $4,019,416 and a net capital ratio of .32.

3. Securities owned:

The Company classifies its marketable securities as "trading securities". As a result, unrealized gains and losses on investments are included in earnings. Realized gains and losses are computed based on specific identification of the securities sold.

3. Securities owned – continued:

The balance of securities owned consisted of the following at December 31, 2005:

	Aggregate fair value
U.S. Treasury notes	$ 3,912,118
Common stocks	58,023
	$ 3,970,141

4. Related party transactions:

Loan to parent consists of the following at December 31, 2005:

Loan receivable from the Company's parent, interest at 10%, maturing March 1, 2008, unsecured	$ 1,758,836
Accrued interest through December 31, 2005	117,377
	$ 1,876,213

The original principal of the loan was $1,000,000, but has been increased by periodic advances from the Company to its parent throughout 2005. The loan calls for interest payments to be made annually at the end of each year, however, the Company has deferred payment of the accrued interest until the earlier of such time the parent raises additional capital or the maturity date of the loan.

The Company received $626,000 of placement fees from the placement of the preferred shares of its parent. The fees represented 10% of the amount placed by the Company.

Additionally, the Company subleases its Coral Gables office from its parent on a month-to-month basis. Total lease payments were approximately $49,585 during the year ended December 31, 2005.

5. Note payable:

Note payable at December 31, 2005 consists of the following:

Note payable to a bank, secured by U.S. Treasury notes with a face value of $400,000, monthly payments of $3,379, including interest at 5.93%, due July 20, 2020.	$ 393,121

Maturities of the note payable are as follows:

For the year ended December 31:	
2006	$ 17,728
2007	18,808
2008	19,955
2009	21,171
2010	22,461
Thereafter	292,998
	$ 393,121

The terms of the note include requirements for maintaining a debt service coverage ratio at the end of each fiscal year in excess of 1.65 to 1.

6. Income taxes:

The income tax provision (benefit) at December 31, 2005 is summarized as follows:

Current:	
Federal	$ 151,125
State	24,892
	176,017
Deferred:	
Federal	(8,531)
	$ 167,486

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income tax provision due to state income taxes.

7. Employee benefit plan:

The Company has established a retirement and savings plan for the benefit of employees who have at least one hour of service and have attained the age of 21 years. Under the provisions of the Plan, participants may contribute up to 25 percent of their compensation. The Company has the option of matching a percentage of employee contributions. The Company did not make any contributions to the Plan in 2005.

8. Contingent liabilities:

The Company is party to two claims for arbitration, whereby the claimants allege various damages related to losses incurred in their securities accounts. These arbitrations are scheduled to be heard during the first half of 2006. The Company believes that it has meritorious defenses to the claims and that the proceedings can be successfully defended. However, the outcome of these matters is not predictable with assurance.

9. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ 22,852
Income taxes	$ None

Non-cash disclosures:

During 2005, the Company accrued interest on the loan to parent of $117,377.

10. Subsequent event:

During January 2006, the Company was granted a continuance of membership by the NASD with regard to a change in ownership in anticipation of the merger of its parent with a publicly traded company. As of the date of our report, the merger had not yet been consummated.

CAPITAL INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Net capital:	
Total stockholder's equity	$ 6,258,587
Deductions:	
Non-allowable assets:	
Commissions receivable	51,123
Other receivables	108,036
Securities pledged as collateral	391,766
less excludable debt	(391,766)
Prepaid expenses	542
Leasehold improvements and office equipment, net	321
Loan to parent	1,876,213
Deferred tax asset	18,263
	2,054,498
Less haircuts	84,673
Net capital	$ 4,119,416
Reconciliation with Company's computation (included in Part II of Form Z-17A-5 as of December 31, 2005)	
Net capital, as reported in Company's Part II FOCUS report	$ 4,239,292
Adjustments:	
Income tax accrual	(118,519)
Other adjustments	(1,357)
	$ 4,119,416

CAPITAL INVESTMENT SERVICES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

DECEMBER 31, 2005

Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 19,273
Commissions payable	530,214
Income taxes payable	175,950
Note payable	393,121
Contingent liabilities – arbitrations	224,359
	$ 1,342,917
Ratio of aggregate indebtedness to net capital	.32 to 1

See auditor's report

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins
Jennifer L. Christensen

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

Board of Directors
Capital Investment Services, Inc.
Coral Gables, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Capital Investment Services, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC") we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Capital Investment Services, Inc., to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 9, 2006